GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

March 15, 2006

This management discussion and analysis is made as of March 15, 2006, and should be read in conjunction with the consolidated financial statements of Gammon Lake Resources Inc. ("the Company") for the five month period ended December 31, 2005, including all accompanying notes to the financial statements. The Company changed its year-end from July 31 to December 31 to make the reporting period of the Company consistent with other emerging precious metal producing issuers.

The Company is a growth-oriented public gold and silver mining exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company has ongoing advanced stage exploration and development at its Ocampo Project located in Chihuahua State, Mexico. The Company is in production for 2006, and expects to realize a total cash cost of $151.74 per ounce. The results of operations for 2006 will differ from previous years as the Company realizes revenue from its operations at the Ocampo Project, and becomes a mid-tier producer. The results of operations for 2005 reflect the Company's exploration and development activities at the Ocampo Project, and therefore the financial results show no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital and long-term debt.

Outlook

Statements in this section are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

The construction of the crushing facilities and heap leach pad area continued, and the high grade line was operational early in January, 2006. The Company has been feeding approximately 6,000 tonnes of ore per day, and completion of the low grade secondary crushing line has been completed as of February 28, 2006. This will enable the Company to achieve its objective of stacking 13,000 tonnes of ore per day on the heap leach pad. In the first year of production, the Open Pit mine is expected to produce 136,735 ounces of gold, and 3,979,826 ounces of silver, equating to 203,065 gold equivalent ounces. Total first year commercial production at Ocampo, including underground operations is expected to exceed 300,000 gold-equivalent ounces.

The Company has also successfully poured dore bars every week since our initial pour on February 1, 2006, and the Company has been pleased with the recoveries. The Company has commenced the procurement of the Mill components, and expects the Mill to be fully constructed as defined in the feasibility study prepared by Kappes, Cassidy and Associates in the second quarter of 2006. The Mill will have capacity for 1,500 tonnes of ore per day. The Company released an updated resource study in December, 2005, and increased Proven and Probable reserves by 86%, and Measured and Indicated resources by 68%. Of significance was the increase in the mine life from 7 years to 13 years, and a reduction in the Open Pit strip ratio from 5:1 to 3.2:1. The Company will be able to assess the cost savings as we extract tonnes from the Open Pit Mine over the coming months.

The Company announced a secured debt finance facility of US$60 million with Scotia Capital in order to carry out the completion of the project, and realize commercial production in the first quarter 2006. The Company expects annual production in the first full year of operations of in excess of 300,000 gold-equivalent ounces with a cash cost of $151.74 per ounce.

The Company is entirely unhedged for its future production enabling it to fully participate in higher gold/silver prices.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 16 to the consolidated financial statements for the five month period ended December 31, 2005. The Company's reporting currency is in Canadian dollars unless otherwise noted.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; delays in the construction of the production shaft and or Mill at Ocampo; unexpected cost overruns in construction including increased labor or material costs or technical construction challenges; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company's annual information form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

2005 Highlights
  Gammon Lake announces updated resource/reserve calculation from the Ocampo Gold-Silver Mine, December, 2005
  Gammon Lake announces debt-financing package for the start-up of the Ocampo Gold-Silver Mine, October, 2005
  Gammon Lake announces construction and development of Ocampo Gold-Silver project remains on schedule and on budget for production in first quarter of 2006, August, 2005
  Gammon Lake announces that all Underground and Open-Pit Equipment has been purchased, and that Project Development remains on-schedule and on-budget, April, 2005
  Gammon Lake announces purchase of truck fleet for Open-Pit Operations from Terex, February, 2005.
  Gammon Lake assembles Mine Development & Operations team, February, 2005
  Gammon Lake hires Kappes, Cassidy & Associates of Reno, Nevada for Mill and Heap Leach Construction, and announces commencement of construction, February, 2005
  Gammon Lake completes a Private Placement Financing of Cdn$110,005,000, January, 2005
  President of Gammon Lake, Fred George, meets with President Fox of Mexico and confirms Ocampo Project infrastructure support, January, 2005

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammonlake.com

Overall Performance

In the past year, the Company reached several of its significant short-term and long-term goals and is well positioned to meet the immediate objective of producing on average 270,000 ounces of gold-equivalent ounces per annum commencing in 2006. Production out-put from the first year of mining is expected to exceed 300,000 ounces gold-equivalent.

The Company has been in the construction phase since January, 2005 for developing the Ocampo Mine and has achieved its objective of production in the first quarter of 2006. The Company has been working closely with Kappes, Cassidy & Associates (KCA) on the engineering, procurement and construction management of the Mine. Ground breaking for the construction of the Ocampo underground, open pit mines, and two surface processing facilities began in early March, 2005. Through December 31, 2005, the Company has achieved the following milestones:

  crushing facilities and primary overland conveyer completed and tested procurement and initial installation of mill components

  completion all major earthworks for the water dam, heap leach crushing facilities and overland conveyer completed phase one of the heap leach pads for the first 10-million tonnes of ore completed construction on seven support service buildings

  completed construction of eight staff hotels, including new kitchen and restaurant contractor's camp for 500 workers

  power generation and distribution facilities completed

  stope development ongoing in underground for production purposes

The Company has also been successful in procuring all of the Underground and Open-Pit Equipment as outlined in the bankable feasibility study for Phase One, and considers this a significant achievement given world-wide shortages in mining equipment and parts. The feasibility study prepared by KCA outlined expenditures of approximately US$44 million in 2005 and 2006, and the Company has procured all of its equipment for approximately US$32 million.

The Company announced the completion of an updated resource/reserve determination for the Ocampo Gold-Silver Mine in December, 2005. As per the new study prepared by MINTEC, Inc. of Tucson, Arizona, the Company has proven and probable reserves of 4,190,000 ounces of gold equivalent, measured and indicated resources of 5,097,000 ounces of gold equivalent, as well as an additional 5,687,000 ounces of gold equivalent in the inferred category. This represents an 86% increase in proven and probable reserves and a 68% increase in measured and indicated resources from those developed from the 2004 Feasibility study. The current resource estimate is built on 89,604-metres of drilling and surface sampling from the Open-Pit.

The current measured and indicated resources for the Ocampo Gold-Silver Mine are 83,780,000 tonnes which is more than double the feasibility study estimate. The increase to 5,097,000 gold equivalent ounces from the 2004 feasibility study estimate of 3,030,000 gold equivalent ounces is, in part, the result of the San Ramon/Suerte de Lucas (termed the PGR trend) ore body discovery within the Open Pit area, additional resource development within Conico and Plaza de Gallos ore bodies, and increased vein definition from the Northeast resource area. The 2004-2005 drilling program resulted in the conversion of much of the previous indicated and inferred resources to proven and probable reserves, while additional inferred resources in the Open Pit area are the direct result of extensive deeper drilling along the PGR strike length.

There were four separate new ore body/vein discoveries of significance made by the drilling completed from June 2004 to October 2005. Within the Open Pit area, the Diana structure west of the Estrella-Conico ore body, the Suerte de Lucas and San Ramon structures, which are believed to be the same mineral horizon, were extensively drilled and have contributed substantially to the mining reserves for the Open Pit area.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

The Las Animas-San Amado structure in the Northeast Underground area was one of the four major veins slated for underground mining in the KCA feasibility study. Subsequent mining and stope development within the Las Animas structure has described a very high grade Clavo, or major ore zone, with average grades greater than one ounce per tonne gold equivalent. Development of the underground mine is progressing on schedule to meet the 1,500 tonnes per day production target before the Mill commences operation.

The Company completed a US$60,000,000 credit facility with Scotia Capital for the start-up of the Ocampo Gold-Silver Mine in October, 2005. The credit facility is secured and consists of a two year non-revolving facility of U.S. $40,000,000 and a three year revolving facility of U.S. $20,000,000. Interest is at prime plus 1.25%. As of December 31, 2005, the Company had drawn U.S. $30,000,000, and had met all of the conditions precedent outlined in the agreement.

Ocampo Proven & Probable Reserves
			Gold				Gold
Project Area	Gold	Silver	Equivalent	Tonnes	Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)		Ounces	Ounces	Ounces
Northeast Area	4.51	219	8.2	3,954,000	573,000	27,830,000	1,037,000
Open Pit Area High Grade	1.73	81	3.1	28,160,000	1,566,000	73,633,000	2,793,000
Open Pit Area Low Grade	0.23	9	0.4	29,569,000	221,000	8,360,000	360,000

Total Ocampo
Proven & Probable	1.19	55	2.1	61,683,000	2,360,000	109,823,000	4,190,000

The above was calculated using a gold equivalent external cut off grade of 3.0 g/t. Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450/oz and a silver price of US 7.50/oz. The qualified person responsible for all technical data reported in this news release is Mr. Abdullah Arik, Senior Mining Consultant with MINTEC, Inc.

Selected Annual Information

The following selected information has been extracted from the Company's audited consolidated financial statements for the five month period ended December 31, 2005.

	5 months	12 months	12 months
	ended	ended	ended
SELECTED ANNUAL INFORMATION
	Dec 31, 2005	July 31, 2005	July 31, 2004
	$	$	$
Revenue	201,413	1,423,576	635,056
Net loss	(11,607,510)	(19,375,595)	(6,958,300)
Net loss per share, basic and diluted (1)	(0.16)	(0.29)	(0.13)
Cash dividends declared	Nil	Nil	Nil
Total Assets	258,955,515	210,348,878	112,532,744
Total Long-Term Liabilities	21,479,954	8,795,038	9,304,400

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

Summary of Quarterly Results

SELECTED QUARTERLY	FOR THE QUARTER ENDED
INFORMATION
	Three months	Two months	Three months	Three months
	ended	ended	ended	ended
	31-Dec-05	30-Sept-05	31-Jul-05	30-Apr-05
	$	$	$	$
Revenue	86,894	114,519	377,852	562,833
Net loss	(10,138,177)	(1,469,333)	(3,569,729)	(2,276,052)
Net loss per share, basic and diluted (1)	(0.14)	(0.02)	(0.05)	(0.03)
Cash dividends declared	Nil	Nil	Nil	Nil
Total Assets	258,955,515	210,867,679	210,348,878	208,797,511
Total Long-Term Liabilities	21,479,954	8,326,646	8,795,038	8,798,300

SELECTED QUARTERLY INFORMATION	FOR THE QUARTER ENDED
	31-Jan-05	31-Oct--04	31-Jul-04	30-Apr-04
For three months ended	$	$	$	$
Revenue	392,702	90,189	81,017	109,335
Net loss	(1,628,216)	(11,901,598)	(442,462)	(2,189,825)
Net loss per share, basic and diluted (1)	(0.03)	(0.21)	(0.01)	(0.04)
Cash dividends declared	Nil	Nil	Nil	Nil
Total Assets	209,461,210	108,764,341	112,532,744	108,052,793
Total Long-Term Liabilities	8,666,000	8,544,900	9,304,400	9,594,900

(1) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

During the three months ended December 31, 2005, the Company earned revenues of $86,894. This represents a decrease from the previous quarter due to lower cash balances, therefore lower cash to invest in the short-term. The Company's net loss for the three months ended December 31, 2005 was $10,138,177 (year ended July 31, 2005 - $3,569,729) and $0.14 per common share. The Company's asset base increased to $258,955,515 (July 31, 2005 - $210,348,878) due to the acquisition of additional assets, increased expenditures on the mineral property, and the increase in receivables as it relates to commodity taxes recoverable in Mexico. The Company's total long-term debt increased to $46,415,409 (July 31, 2005 - $8,795,038) as the Company was successful in securing a US$60 million debt financing facility through Scotia Capital. As at December 31, 2005, the Company had met all of the conditions precedent outlined in the agreement, and had drawn US$30,000,000.

During the five month period ended December 31, 2005, $6,598,970 (year ended July 31, 2005 - $14,757,287) was recorded as contributed surplus based on the fair value of employee and consultant's options and broker warrants granted in the year. The corresponding amounts were recorded in professional fees for consultants in the amount of $3,545,985 (year ended July 31, 2005 - $5,324,227), wages for employees in the amount of $3,068,423 (year ended July 31, 2005 - $8,650,453), and share issue costs in the amount of ($15,438) due to the exercise of compensation warrants (year ended July 31, 2005 - $782,607).

Results of Operations

During the five month period ended December 31, 2005, the Company earned revenue of $201,413 (year ended July 31, 2005 - $1,423,576), of which $103,303 (year ended July 31, 2005- $1,199,016) was due to interest on short-term investments, and $98,110 (year ended July 31, 2005 - $224,560) was charged as Management Fees to Mexgold Resources Inc. to recover expenditures related to professional fees, travel and general and administrative costs.

Amortization expense for the five month period ended December 31, 2005 was $603,245 (year ended July 31, 2005 - $537,540). On an annualized basis amortization expense has increased significantly due to the purchase of mining

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

equipment and facilities costs during the current period and in the previous year. The equipment purchased consisted of heavy equipment, processing equipment, and power facilities for the Open-Pit and Underground operations. The Company also constructed new residences and cafeteria for on-site staff.

General and administrative expenses during the five month period ended December 31, 2005 were $1,757,414 (year ended July 31, 2005 $2,593,683). Professional fees during the five month period ended December 31, 2005 were $6,624,734 (year ended July 31, 2005 - $7,105,542). General and administrative and professional fees have increased due to the general support for the Company's activities, as well as promotional and shareholder relations costs related to the operation of a public company. Included in professional fees for the five month period ended December 31, 2005 is a non-cash charge of $3,843,985 (year ended July 31, 2005 - $5,324,227) related to the fair value of options issued to consultants during the period. A corresponding amount has been credited to contributed surplus.

During the five month period ended December 31, 2005 the Company incurred expenses of $3,830,958 (year ended July 31, 2005 - $9,651,178) for wages and benefits. In the five month period ended December 31, 2005 wages and benefits includes a non-cash charge of $2,770,423 (year ended July 31, 2005 - $8,650,453) related to the fair value of options issued to employees and directors during the period. A corresponding amount has been credited to contributed surplus. General increases during the five month period end, excluding the options, are due to the additional staffing in the finance and administrative departments, and increased travel costs.

Foreign exchange gains of $672,525 (year ended July 31, 2005 - $312,172) earned during the five month period ended December 31, 2005 were due to long-term debt denominated in U.S. dollars and the translation of the Company's operations from Mexican pesos to Canadian dollars. The Company will continue to experience these foreign currency exchange fluctuations given its U.S. dollar denominated debt and Mexican operations. To minimize the exposure to foreign currency fluctuations, the Company holds all surplus funds in Canadian dollars.

The Company's carrying value of its investment of 10.9 million shares in Mexgold Resources Inc. was increased by $210,000 to a carrying value of $10,632,000 due to its equity share of gains for the five month period ended December 31, 2005. The market value of the investment on December 31, 2005 was $53,192,000 based on the TSX Venture Exchange closing price of $4.88 per share for Mexgold Resources Inc. on December 30, 2005.

The net loss for the five month period ended December 31, 2005 was $11,607,510 (year ended July 31, 2005 - $19,375,595) and $0.16 per common share (year ended July 31, 2005 - $0.29 per common share). The losses before foreign exchange gains, and equity share of loss reflects the expenses of supporting the Company's ongoing and expanded exploration, development and construction activities on the Ocampo Project, and the recognition of the fair value of the options granted to directors, employees and consultants.

Ocampo Gold-Silver Project

During the five month period ended December 31, 2005, the Company continued its development of the Ocampo property with expenditures of $34,195,955 (year ended July 31, 2005 $35,956,248) as part of the overall project construction, its drill program and underground ramp and tunnel development project. The overall project construction activity increased substantially in the last quarter of 2005 in order to achieve the Company's objective of being in production in the first quarter of 2006. The majority of the expenditures related to completing the crushing facility were incurred in the last quarter of 2005, and continued into the first quarter of 2006. The Company expects the remaining expenditures on the project for 2006 to be for finalizing the low-grade line at the crushing facilities, mill construction and finishing the shaft.

The Company announced the completion of an updated resource/reserve determination for the Ocampo Gold-Silver Mine in December, 2005. As per the new study prepared by MINTEC, Inc. of Tucson, Arizona, the Company has proven and probable reserves of 4,190,000 ounces of gold equivalent, measured and indicated resources of 5,097,000 ounces of gold equivalent, as well as an additional 5,687,000 ounces of gold equivalent in the inferred category. This represented an 86% increase in proven and probably reserves and a 68% increase in measured and indicated resources from those developed from the 2004 Feasibility study. The current resource estimate is built on 89,604-

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

metres of drilling and surface sampling from the Open-Pit. The results of this study are discussed in "Overall Performance".

The Company's deferred mineral property expenditures during the five month period ended December 31, 2005 and year ended July 31, 2005 are as follows:

Schedule of deferred mineral property expenditures	31-Dec-05	31-July-05

Mineral property, beginning balance	$115,997,985	$80,041,737

Total additions	34,195,955	35,956,248

Mineral property, ending balance	$150,193,940	$115,997,985

Liquidity

The Company was able to secure debt financing in order to assist with the project costs and working capital expenses of the Ocampo Mine in October, 2005. The Company's position is to repay the debt facility over the next two to three years resulting in a current portion of long term debt. The Company's projected cash flow in third and fourth quarter 2006 are expected to be sufficient in order to realize its current and long term debts and obligations, and working capital requirements. The Company will assess over the coming months as it begins to realize revenue whether the debt facility was adequate enough to finance the remaining costs associated with the project at Ocampo. The Company has also been aggressively pursuing its value-added tax claims with the Mexican government, and expects this to assist with its monthly general working capital obligations. The Company's balance of cash and cash equivalents as at December 31, 2005 was $6,701,543 (July 31, 2005 - $35,400,349). The Company maintains surplus funds not required for current exploration in Canadian funds. Investments are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt denominated in US dollars and some of the Company's receivables and payables are denominated in Mexican Pesos and US dollars.

A summary of the Company's capital project commitments for the Ocampo Mine projected from January 1, 2006 to June, 2006 are as follows:

(Cdn$ millions)
		Current
	Project
		2006 (F)

Projected capital expenditures remaining	Ocampo Mine	48
Available financing:
Scotia Capital		(35)
Projected revenue less total cash costs		(4)
Proceeds from exercise of options		(9)
Net		0
(F) = Forecast, net of value added tax

Current liabilities increased to $10,552,274 (as at year ended July 31, 2005 - $3,609,306). This financial position reflects the significant operational and construction activities during the five month period ended December 31, 2005 on the Ocampo Project, which entails a higher level of cash requirements.

Details of the Company's operating, financing and investing activities and long term debt agreement are provided below. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

resources will be substantially determined by the success or failure of the Company's exploration, development and construction programs on its mineral properties and its ability to obtain equity or other sources of financing. With the completion of the debt facility with Scotia Capital of US$60,000,000 in October, 2005, the Company is assessing whether it has an adequate liquidity base with which to support its general operations, exploration, development and construction activities on the Ocampo Project. Should the Company determine that it does not have adequate funding to complete the construction of the Mill facilities, the Company believes that it could find other sources of financing through additional debt, convertible debt, or equity.

Operating

Operating activities during the five month period ended December 31, 2005 consumed cash of $3,993,150 (year ended July 31, 2005 - $8,975,284). The increase is due to increased operational needs of the Company as it expands its mine management and administrative capacity to support the growth in the exploration, development and construction operations and activities.

Financing

Financing activities during the five month period ended December 31, 2005 totaled gross proceeds of $41,938,629 (year ended July 31, 2005 - $106,205,810). In October 2005, the Company completed a debt financing facility with Scotia Capital Inc. for US$60,000,000. As at December 31, 2005, the Company had met all of the conditions precedent under the facility, and had drawn US$30,000,000 (Cdn$34,977,000). In January 2005, the Company completed a private placement, where BMO Nesbitt Burns Inc. acted as lead agent in a syndicate with RBC Dominion Securities Inc. and First Associates Investments Inc. A total of 15,715,000 Special Warrants were issued at Cdn$7.00 per Special Warrant for gross proceeds of $110,005,000. The funds have been used to finance the construction, development and operations of the Ocampo Gold-Silver Mine. The Company also received $9,836,838 from the exercise of options of which $2,725,000 was receivable at year end.

As of December 31, 2005, the Company had 8,587,000 (year ended July 31, 2005 - 9,283,500) in-the-money exercisable options for a total value of $38,942,340 (year ended July 31, 2005 - $33,843,770) with expiry dates in the years 2006 to 2010 based on the exercise price of the options. The Company had 756,176 (year ended July 31, 2005 - 762,376) compensation warrants outstanding for a total value of $4,171,859 (Year ended July 31, 2005 - $4,215,259) based on the exercise price of the warrants, with expiry dates in the year 2006. As of December 31, 2005, the Company had 76,370,224 common shares outstanding.

Investing

Investing activities during the five month period ended December 31, 2005 totaled $66,644,285 (year ended July 31, 2005 - $74,851,117). Investing activities during the five month period ended December 31, 2005 primarily relate to three major areas. First, expenditures of $34,195,955 (year ended July 31, 2005 - $37,217,764) were made on the Ocampo Project. The expenditures relate to the purchase of equipment and consumables, the large amount of land clearing and excavation work required to construct the major components of the project as defined in the feasibility study, contract mining fees related to the development of the underground, and ongoing drilling and assaying completed in order to finalize the updated resource and reserve calculation released in December, 2005. Second, expenditures of $31,691,802 (year ended July 31, 2005 - $37,788,354) were invested in capital assets related to Open Pit and Underground mobile equipment. Significant expenditures related to the construction of the crushing facilities, power plant related to the Ocampo Project, and deposits on capital equipment for the Open-Pit and Underground operations. Third, advances of $396,528 (year ended July 31, 2005 - 155,001) were made to related companies.

Long term debt agreement

A summary of the Company's financial commitments under its long term debt agreement with Soyopa are as follows:

Year
On or before November 23, 2006	US$ 3,500,000
On or before November 23, 2007	US$ 3,500,000

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa the principal amount of US $1,000,000, annually,

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

commencing on the first anniversary of the start of production which will reduce the remaining amount due. In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

In October, 2005 the Company secured a credit facility with Scotia Capital Inc. The facility is secured and consists of a two-year revolving facility of U.S.$40,000,000, and a three-year revolving facility of U.S.$20,000,000. Interest is payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. The Company has met all of the conditions precedent under the facility, and as at December 31, 2005 had drawn U.S.$30,000,000 (Cdn$34,977,000). A summary of the Company's financial commitments under its long term debt agreement with Scotia Capital Inc. are as follows:

Year
2006	$19,995,185
2007	$14,981,815

The Company intends to fund these obligations from a combination of working capital, debt and/or equity financing and cash on hand.

Capital Lease Obligations

The Company was successful in securing a capital lease with Caterpillar Financial Mexico. The capital lease obligation including principal and interest is $2,961,933. The current portion of the lease including interest is $816,793. The Company has also secured lease financing for computer hardware and software. Details are provided in Note 6 to the audited consolidated financial statements for the five month period ended December 31, 2005.

Contractual Obligations

A summary of the Company's contractual obligations is summarized as follows:

Contractual Obligations	Total	<1 year	1-3 years
Long term debt	$43,328,439	$24,075,835	$19,252,604
Interest on long term debt	$759,657	$506,438	$253,219
Capital leases	$2,810,844	$859,620	$1,951,224
Future purchase commitments	$2,710,071	$2,710,071	$Nil

Commitments and Contingencies

A summary of the future commitments contained in the Company's option and joint venture agreements as at December 31, 2005 are set out in the following table:

Agreement	Consideration	Terms

Compania Minera Global, S.A. de C.V.	US$ 1,000,000	Upon sale of the Ocampo property to a third party

	8% of net profit	US$ 2,000,000 less any net profit royalty payments is due and
Compania Minera Brenda, S.A. de C.V.	up to a maximum	payable upon the sale of the Ocampo project to a third party[1]
US$ 2,000,000

Upon a minimum proven reserve of 2 million ounces of gold
Compania Minera Brenda, S.A. de C.V.	US$ 250,000	and gold-equivalent[1]

Commitments and Contingencies

A summary of the future commitments contained in the Company's option and joint venture agreements as at December 31, 2005 are set out in the following table:

Agreement	Consideration	Terms

Compania Minera Global, S.A. de C.V.	US$ 1,000,000	Upon sale of the Ocampo property to a third party

	8% of net profit	US$ 2,000,000 less any net profit royalty payments is due and
Compania Minera Brenda, S.A. de C.V.	up to a maximum	payable upon the sale of the Ocampo project to a third party[1]
US$ 2,000,000

Upon a minimum proven reserve of 2 million ounces of gold
Compania Minera Brenda, S.A. de C.V.	US$ 250,000	and gold-equivalent[1]

1 Relates to production and reserves from mining titles acquired from Compania Minera Brenda, S.A. de C.V.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

The Company had a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 100% interest in 17 mining titles in Mexico. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property. During the five month period ended December 31, 2005, Fuerte Mayo forgave the US $211,526 due upon the sale of the property with the result that no further obligations exist pursuant to this agreement.

During the period, the Company placed deposits on several pieces of equipment for the Open-Pit and Underground operations (See Note 3 to the Consolidated Financial Statements). The Company's future commitments on the equipment amount to $2,710,071, and are payable upon shipment and or delivery of the items as outlined in the purchase contracts.

The Company intends to fund these obligations from a combination of debt and/or equity financing and cash on hand. Should the Company not have adequate funding to complete these payments, the Project would be delayed until such funding is available.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Company may require additional financing. The Company will also require additional financing to satisfy the cash payment obligations of its property purchase agreements. If funding is required for any of these reasons, or if a commercial body of ore in addition to those identified in the technical report of Kappes, Cassidy & Associates is confirmed on any of the Company's properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above. Accordingly, the ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid the following amounts to directors and companies controlled by or related to directors:

	Five months ended	Year ended
	31-Dec-2005	31-July-05

Management fees	$150,737	$278,440
Mineral property exploration expenditures	4,831,617	4,392,431
	$4,982,354	$4,670,871

The Company has charged the following amounts to related companies:

Professional fees	17,390	51,600
Travel	45,522	118,110
General & Administrative	35,198	54,850
	$98,110	$224,560

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

The amounts owing from related parties are recorded as a receivable in due from related companies on the balance sheet. Related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in 2004, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company. For the five month period ended December 31, 2005 these non-arm's length mineral exploration expenditures totalled $4,831,617 (year ended July 31, 2005 - $4,392,431). These expenditures are recorded at fair value calculated at cost plus 10%. The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

During the five month period ended December 31, 2005, the Company paid $98,110 (year ended July 31, 2005 - $278,440) in management fees as part of the Company's compensation package for key officers and consultants. During the five month period ended December 31, 2005 Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses.

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company. See also "Results of Operations".

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements. Key accounting estimates for the Company include mineral and mining interests and property, plant and equipment and future income taxes.

Mineral properties

Mineral properties are the sum of the Company's mineral claims acquisitions and related exploration and development expenditures, which are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production. The Company's recoverability of its recorded value of its mineral property and associated deferred exploration expenses is based on current market conditions for minerals, underlying mineral resources associated with the properties and future costs may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Future income taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed tax losses carried forward and are measured using the tax rates that

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2005

will be in effect when the differences are expected to reverse or when unclaimed tax losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not. The Company's future income tax liability arises from the excess accounting value over the tax value of its mineral property in Mexico, as certain transactions of the Company have no tax basis in Mexico. The Company deducts available Canadian and Mexican loss carry forwards and share issue costs, but provides for a valuation allowance of the Canadian loss carry forwards and share issue costs as it is considered more likely than not that the future income tax asset related to these losses will not be realized.

Changes in Accounting Policies Including Initial Adoption

The Company adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for employees and non-employees. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company's stock option plan is described in Note 10 in the consolidated financial statements. Effective August 1, 2004, Gammon Lake adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110). In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value and the corresponding increase to the asset is depreciated over the life of the asset. The Company is the beneficial owner of the land it explores and develops, and has paid all duties and claims required by the government agency responsible for the conservation of natural resources. The Company has not incurred any current asset retirement obligations.

Financial Instruments and Other Instruments

The Company's functional currency is Canadian dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

Disclosure Controls

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by a member of the Audit Committee who serves as an independent director of the Company. All three individuals sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management and the location of all senior management staff in one corporate office.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

Non-GAAP Measures

Cash cost data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.